

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2009

By U.S. Mail and facsimile (850) 878-1230

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

> **Re: FPB Bancorp, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-161965**
> **Filed October 29, 2009**

Dear Mr. Skiles:

We have monitored your registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A filed October 29, 2009

Summary, page 2

1.   Revise to disclose if any officers, directors and/or other insiders are committed to any purchases in the offering. If so, add details of the commitment. If not, add a risk factor.

Risk Factors, page 12

2.   Please include as a separate Risk Factor that discusses all of the risks associated with your agreement with the Federal Reserve not to reduce your capital through dividends as

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
Page 2

it relates to your obligations to the U.S. Treasury as a result of your participation in TARP.

The TARP and the ARRA impose certain executive compensation…, page 18

3.   Revise this Risk Factor to include a discussion of any amendments that you have made or anticipating having to make to your standards for executive compensation and corporate governance as a result of participating in the TARP.

Exhibits

4.   Please file any missing exhibits. We may have additional comments.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt